Filed Pursuant to Rule 424(b)(5)
Registration No. 333-166766

Prospectus Supplement

(To Prospectus Dated May 12, 2010)

13,000,000 SHARES

COMMON STOCK

This is a public offering of common stock of Allied Nevada Gold Corp. We are offering 13,000,000 shares of our common stock. Our outstanding common stock is traded on the NYSE Amex LLC (the “NYSE Amex”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “ANV.” On May 24, 2010, the closing price for our common stock was $18.28 per share on the NYSE Amex and on May 21, 2010, the closing price for our common stock was Cdn$18.49 per share on the TSX.

The offering price of the common stock will be payable in Canadian dollars. All of the proceeds of this offering will be paid to us by the underwriters in Canadian dollars.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and “Risk Factors ” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	Cdn$21.00	Cdn$273,000,000
Underwriting commissions	Cdn$1.302	Cdn$16,926,000
Proceeds, before expenses, to Allied Nevada Gold Corp.	Cdn$19.698	Cdn$256,074,000

The shares are being offered on a bought deal basis by Cormark Securities Inc., GMP Securities L.P., Canaccord Genuity Corp., Dundee Securities Corporation, Desjardins Securities Inc., National Bank Financial Inc. and Dahlman Rose & Company, LLC.

The underwriters have the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 1,800,000 shares of our common stock.

We expect that delivery of the shares of common stock will be made on or about June 3, 2010.

CORMARK SECURITIES INC.	GMP SECURITIES L.P.

Canaccord Genuity Corp.	Dundee Securities Corporation

Desjardins Securities Inc.	National Bank Financial Inc.

Dahlman Rose & Company

The date of this prospectus supplement is May 25, 2010

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”). This prospectus supplement provides specific details regarding this offering, and is deemed to be incorporated by reference into the accompanying base prospectus solely for the purpose of this offering. The accompanying base prospectus provides general information about us, our common stock and certain other securities we may offer from time to time. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the documents incorporated by reference herein, you should rely on this prospectus supplement.

Before purchasing any securities, you should carefully read both the accompanying prospectus and this prospectus supplement, together with the additional information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “us,” “our,” “Allied,” “Allied Nevada” and “the Company” refer to Allied Nevada Gold Corp., a Delaware corporation, and its subsidiaries (unless the context indicates another meaning).

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement and the accompanying prospectus refer to United States dollars. References to “Cdn$” in this prospectus supplement and the accompanying prospectus refer to Canadian dollars.

The noon rate of exchange on May 21, 2010, as reported by the Bank of Canada for the conversion of Canadian dollars to U.S. dollars, was Cdn$1.00 equals $0.9461. We used this exchange rate for certain calculations in this prospectus supplement, including under “Use of Proceeds” and “Consolidated Capatalization.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein or incorporated by reference, that address activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements, including but not limited to such things as:

•	our future business strategy, plans and goals;

•	our expansion expectations, including with respect to the accelerated mining plan at the Hycroft mine (the “Hycroft Mine”), and our expectations regarding the growth of our business;

•	the availability of outside contractors;

•	our estimates of reserves and resources and mineralized material;

•	the economic potential of the sulfide mineralization at the Hycroft property;

•	the anticipated results of exploration drilling programs at our properties;

•	future gold and silver prices;

•	our production estimates;

•	our expectations regarding gold recovery;

•	our estimated future sales and cost of sales;

•	our anticipated cash flows and cash operating costs; and

•	the availability of additional capital.

The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	our limited operating history;

•	risks related to the heap leaching process at the Hycroft Mine, including but not limited to gold recovery rates, gold extraction rates, and the grades of ore placed on our leach pads;

•	uncertainties concerning estimates of mineral reserves, mineral resources and grading;

•	cost of compliance with current and future government regulations;

•	uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities;

•	our ability to achieve production and operating cost estimates;

•	the commercial success of our exploration and development activities;

•	increases in cost and timing of new projects;

•	fluctuations in the price of gold;

•	our current intention not to use forward sale arrangements;

•	the inherently hazardous nature of mining activities;

•	our ability to raise additional capital on favourable terms or at all;

•	intense competition within the mining industry;

•	potential effects on our operations of U.S. federal and state environmental regulation;

•	the impact of changes to U.S. federal legislation on the mining industry;

•	the state of the global economy, including the adverse developments in the credit market impacting the cost and availability of financing;

•	costs of complying with pending legislation in response to climate change;

•	availability of equipment or supplies;

•	our ability to attract and retain personnel;

•	our ability to manage our growth;

•	potential challenges to title in our mineral properties;

•	risks that our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval; and

•	risks related to some of our directors’ involvement with other natural resources companies.

For a more detailed discussion of such risks and other important factors that could cause actual results to differ materially from those in such forward-looking statements, please see those factors discussed in this prospectus supplement under the heading “Risk Factors” and in our other filings with the SEC. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all resource estimates included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “reserve.” Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral resources set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may not be comparable to information made public by companies that report in accordance with U.S. standards.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It does not contain all the information that may be important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, including our historical consolidated financial statements and the notes to those financial statements in our most recently filed annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended March 31, 2010, together with the additional information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Incorporation by Reference.” You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement. Unless otherwise indicated, the information in this prospectus supplement assumes the underwriters do not exercise the over-allotment option.

ALLIED NEVADA GOLD CORP.

Allied Nevada Gold Corp. is a gold producer that operates the Hycroft Mine and has a large number of prospective exploration claims in the State of Nevada. As announced on April 1, 2010, we have proven and probable mineral reserves of 2.4 million ounces of gold and 32.3 million ounces of internal oxide silver. In addition to the Hycroft Mine, we own the Maverick Springs (a 45% joint venture with Silver Standard Resources Inc.), Mountain View, Hasbrouck, Three Hills and Wildcat projects, the Contact and other Nevada properties previously owned by Vista Gold Inc., the Pony Creek/Elliot Dome property package and the exploration rights to more than 100 other earlier-stage exploration properties. All of these properties are located in the State of Nevada.

Our wholly-owned Hycroft Mine is located 54 miles west of Winnemucca, Nevada. The Hycroft Mine is an open pit, heap leach gold mine that produces silver as a byproduct of the gold recovery process. We propose to mine all currently identified ore reserves by open pit methods with a typical drill, blast, load and haul cycle from seven pits: the Brimstone, Cut- 5, Bay Area, Boneyard, Central, Sulfur and Camel Hill pits. Presently, all ore-grade material placed on the leach pad is run-of-mine. We expect that a mobile crushing unit will be added in the latter half of 2010. Based on our current operating performance and life of mine plans, we believe the Hycroft Mine has achieved full production capacity and we expect annual gold production to be approximately 100,000 ounces in 2010.

We intend to implement plans to accelerate mining of oxide mineralization at the Hycroft Mine from 25 million tons of material per year to 80 million tons of material per year. We expect that this accelerated mining rate would be phased in over the next two years, with production increasing from approximately 100,000 ounces of gold in 2010 to over 250,000 ounces of gold in 2012, and peaking at over 300,000 ounces of gold in each of 2013 and 2014. We expect average annual silver production to be in excess of one million ounces. We believe the current oxide reserve is sufficient to support this mining rate until 2015, and that mine life may be extended through ongoing exploration.

We believe that the total capital required over the life of the mine to implement our accelerated mining plan will be approximately $212 million, as compared to $221 million in capital required over the current life of the mine, if we were to continue mining the 2.4 million ounces of oxide reserves at our current rate. The initial capital of approximately $180 million, spent over the first three years, is for the inclusion of a larger capacity mining fleet ($128.0 million), leach pad expansions ($20.2 million), mobile crushing units ($13.8 million), the Merrill Crowe Plant ($8.6 million) and modifications to existing infrastructure, such as the process plant, mobile equipment maintenance shop and refinery ($9.4 million). The mobile mining fleet may be purchased with capital lease financing through the equipment manufacturer. See “Use of Proceeds.”

In addition to operating the Hycroft Mine, we are engaged in the evaluation, acquisition, exploration and advancement of gold exploration and development projects in the State of Nevada. We continue to seek opportunities to improve the value of the gold projects that we own or control through exploration drilling, introducing technological innovations, potential joint venture partners and developing properties into operating mines. We expect that emphasis on gold project acquisition and development will continue in the future.

Our executive offices are located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521 and our phone number is (775) 358-4455.

THE OFFERING

Issuer	Allied Nevada Gold Corp.

Common stock offered	13,000,000 shares.

Over-allotment option	We have granted the underwriters a 30 day option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase a maximum of 1,800,000 additional shares of our common stock to cover over-allotments, if any.

Issue price	Cdn$21.00 per share.

Common stock outstanding after this offering(1)	87,384,968 shares of common stock.

Use of proceeds	We expect that the net proceeds of this offering will be approximately Cdn$255,074,000 after deducting underwriting commissions and estimated expenses of this offering payable by us. We intend to use the net proceeds of the offering to meet our initial capital needs for the first three years of the accelerated mine plan at the Hycroft Mine, to fund exploration programs, and to complete a feasibility study related to the sulfide mineralization at the Hycroft property. See “Use of Proceeds” in this prospectus supplement.

NYSE Amex and Toronto Stock Exchange symbol	ANV.

Risk factors	An investment in our common stock involves significant risks. Before making a decision to buy common stock, you should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement.

(1)

Based on shares of common stock outstanding as of May 24, 2010. This figure excludes 1,950,572 shares of common stock reserved for issuance pursuant to outstanding stock options granted under the Allied Nevada 2007 Stock Option Plan as at May 24, 2010, which are exercisable at a weighted average exercise price of $4.78 per share, 46,774 shares of common stock reserved for issuance pursuant to outstanding stock options granted under the Allied Nevada Special Stock Option Plan as at May 24, 2010, which are exercisable at a weighted average exercise price of $4.60 per share, and 790,001 shares of common stock reserved for issuance pursuant to outstanding restricted stock unit awards granted under the Allied Nevada Restricted Share Plan.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described in this prospectus supplement and the accompanying prospectus and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus supplement. See “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

We are at an early stage of production and have minimal operating history as an independent company. Our future revenues and profits are uncertain.

We are a production-stage venture with minimal operating history as an independent company. We were incorporated in September 2006 and commenced operations in May 2007. Our principal asset, the Hycroft Mine, did not commence commercial production until the end of 2009 and has only recently achieved full production capacity. There is no certainty that we will consistently produce revenue or consistently operate profitably or provide a return on investment in the future. If we are unable to consistently generate revenues or profits, investors might not be able to realize returns on their investment in our common stock or keep from losing their investment.

The estimation of the ultimate recovery of gold and silver contained within the Hycroft heap leach pad inventory (and that of any future mines) is subjective. Actual recoveries can be expected to vary from estimations.

The Hycroft Mine utilizes the heap leach process to extract gold and silver from ore. The heap leach process is a process of extracting gold and silver by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes. We use several integrated steps in the process of extracting gold and silver to estimate the metal content of ore placed on the leach pad. We have limited experience with this process. Although we refine our estimates as appropriate at each step in the process, the final amounts are not determined until a third-party smelter converts the doré and determines final ounces of gold and silver available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate. Due to the complexity of the estimation process and the number of steps involved, among other things, actual recoveries can vary from estimates, and the amount of the variation could be significant and could have a material adverse impact on our financial condition and results of operations.

Each of these factors also applies to any future development of properties not yet in production. In the case of mines that we may develop in the future, we will not have the benefit of actual experience in our estimates with respect to those mines, and there is a greater likelihood that actual results will vary from the estimates.

Reserve and resource calculations are estimates only, and are subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process.

The calculation of mineral reserves, mineral resources and grading are merely estimates and depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades. Until reserves and resources are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and resources and ore may vary depending on metal prices. Any material change in the quantity of reserves, resources, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Compliance with current and future government regulations may cause us to incur significant costs.

Our operations are subject to extensive federal and state legislation governing matters such as mine safety, occupational health, labor standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use, air emissions, waste disposal, environmental review and taxes. Compliance with this and other legislation could require us to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on our financial position. We cannot make assurances that we will be able to adapt to these regulatory developments on a timely or cost-effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions, including possible shut-downs of the Hycroft Mine or future operations, as applicable.

Our operations are subject to numerous governmental permits that are difficult to obtain and we may not be able to obtain or renew all of the permits we require, or such permits may not be timely obtained or renewed.

In the ordinary course of business we are required to obtain and renew governmental permits for our operations, including in connection with our proposed accelerated mining plan at the Hycroft Mine. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving costly undertakings by us. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the permitting authority and intervention by third parties in any required environmental review. We may not be able to obtain or renew permits that are necessary to our operations on a timely basis or at all, and the cost to obtain or renew permits may exceed our estimates. Failure to comply with the terms of our permits may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that we have been or will at all times be in full compliance with all of the terms of our permits or that we have all required permits. The costs and delays associated with compliance with these permits and with the permitting process could stop us from proceeding with the operation or development of a property or increase the costs of development or production and may materially adversely affect our business, results of operations or financial condition.

We may not achieve our production estimates and our operating costs may be higher than our estimates.

We prepare estimates of future production and operating costs for our operations. We develop our estimates based on, among other things, mining experience, reserve and resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. All of our estimates are subject to numerous uncertainties, many of which are beyond our control. For example, during the commissioning phase of the Hycroft Mine, we encountered certain short-term challenges stemming from a delay in operating the newly constructed areas of the leach pad expansion as well as much higher cyanide consumption during the fourth quarter of 2009. Our actual production may be lower than our production estimates and our actual operating costs may be higher than our operating cost estimates.

We cannot be certain that our future exploration and development activities will be commercially successful.

Substantial expenditures are required to further explore our properties, to establish reserves and resources through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties or the expansion of existing projects (including the implementation of the accelerated mining plan at the Hycroft Mine), to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot provide assurance that any reserves or resources discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. A number of factors, including costs, actual mineralization, consistency and reliability of ore grades and commodity prices, affect successful project development. The reactivation and efficient operation of processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development. There can be no assurance that our exploration and development programs will result in economically viable mining operations or yield new mineral reserves and resources.

Cost estimates and timing of new projects are uncertain.

The capital expenditures and time required to develop our accelerated oxide mining plan at the Hycroft Mine or our other projects are considerable and changes in costs, construction schedules or both, can affect project economics. There are a number of factors that can affect costs and construction schedules, including, among others:

•	availability of labor, power, transportation and infrastructure;

•	changes in input commodity prices and labor costs;

•	fluctuations in currency exchange rates;

•	availability and terms of financing;

•	changes in anticipated tonnage, grade and metallurgical characteristics of the ore to be mined and processed;

•	unexpected recovery rates of gold and other metals from the ore;

•	difficulty of estimating construction costs over a period of years;

•	delays in completing any environmental review or in obtaining environmental or other government permits;

•	weather and severe climate impacts; and

•	potential delays related to social and community issues.

The scoping study announced by us on April 5, 2010 relates to the economic potential of the sulfide mineralization at the Hycroft property and is not part of, and should be distinguished from, the current oxide mining operation. The sulfide scoping study is based solely on the measured and indicated sulfide resources defined on the property. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors should be cautioned that the scoping study is very preliminary in nature and, accordingly, is subject to a high degree of uncertainty. A preliminary and/or a definitive feasibility study will be required to further evaluate project economics.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and our future results of operations and cash flows.

Our principal assets are gold reserves and resources and we intend to attempt to identify through further exploration additional reserves and resources at the Hycroft property and to acquire additional properties containing gold reserves and resources. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from our properties or from the outright sale or joint venture of some of our properties. The value of our gold reserves and resources, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control, including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns, world supply of gold and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

We do not currently intend to use forward sale arrangements to protect against low commodity prices and, as a result, our operating results are exposed to the impact of any significant drop in commodity prices.

We do not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, our future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly, we will realize reduced revenues. While it is not our current intention to enter into forward sales arrangements, we are not restricted from entering into forward sales arrangements at a future date.

The risks and hazards associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase our costs.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; ground or slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; organized labor disputes or work slow-downs; mechanical equipment failure and facility performance problems; and the availability of critical materials, equipment and skilled labor. These risks could result in damage to, or destruction of, our properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

We cannot be certain that our insurance will cover all of the risks associated with mining and processing or that we will be able to maintain insurance to cover these risks at economically feasible premiums. We could also become subject to liability for hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on our ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our properties, including the Hycroft accelerated mine plan and any development of the resource located beneath the oxide resource at the Hycroft Mine, will require significant capital investment. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activity, development or production on any of our properties. There can be no assurance that additional financing will be available at all or on terms we consider acceptable.

We face intense competition in the mining industry.

The mining industry is intensely competitive. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. This, in turn, may adversely affect our financial condition and our results of operations. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully attract and retain qualified employees, our exploration and development programs may be slowed down or suspended.

Our exploration and development operations are subject to extensive environmental regulations, which could result in the incurrence of additional costs and operational delays.

All phases of our operations are subject to extensive environmental regulation. This legislation requires that we obtain various operating approvals and licenses and also imposes standards and controls relating to exploration, development and production activities. Environmental legislation is evolving in some jurisdictions in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels and methods of production. There is no assurance that future changes in environmental regulation will not adversely affect our projects. We are subject to environmental regulations with respect to our properties in Nevada, under applicable federal and state laws and regulations. Production at our Hycroft Mine involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured.

Our properties in Nevada occupy private and public lands. The public lands include unpatented mining claims on lands administered by the BLM Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the State of Nevada.

U.S. Federal Laws

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA), imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those who could be found liable include, among others, current owners and operators of facilities that release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our properties.

The National Environmental Policy Act (NEPA) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities such as Hycroft Mine, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (EIS). The U.S. Environmental Protection Agency, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft Mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. We have set up a provision for our reclamation bond at the Hycroft Mine but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Legislation has been proposed that would significantly affect the mining industry.

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Recent market events and general economic conditions may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Recent events in the United States and global financial markets, the financial services industry and economic conditions generally have had a significant impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions could adversely affect the broader credit markets and stock markets. In addition, general economic indicators, including consumer sentiment, unemployment and economic growth and uncertainty about corporate earnings, could have a material adverse impact on the availability of capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. A deterioration of the financial markets or other economic conditions, including but not limited to adverse developments in the sovereign debt markets, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. Specifically, adverse developments in the credit markets could impact the cost and availability of financing and our overall liquidity; the volatility of gold prices may impact our revenues, profits and cash flow; volatile energy prices, commodity and consumables prices may impact potential production costs; and the devaluation and volatility of global stock markets could impact the valuation of our equity securities. These factors could have a material adverse effect on our financial condition and results of operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

If we lose key personnel or are unable to attract and retain additional personnel, we may be unable to establish and develop our business.

Our development in the future will be highly dependent on the efforts of key management employees, namely, Robert Buchan, our Executive Chairman, Scott Caldwell, our President and Chief Executive Officer, Hal Kirby, our Executive Vice President and Chief Financial Officer, and other key employees that we may hire in the future. Although we have entered into employment agreements with key employees, we do not have and currently have no plans to obtain key man insurance with respect to any of our key employees. As well, we will need to recruit and retain other qualified managerial and technical employees to build and maintain our operations. If we are unable to successfully recruit and retain such persons, our development and growth could be significantly curtailed.

Our lack of operating experience may cause us difficulty in managing our growth.

We commenced operations on May 10, 2007 as an independent entity and are establishing operating procedures for evaluating, acquiring and developing properties, and negotiating, establishing and maintaining strategic relationships. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause us to lose our rights in mineral properties and jeopardize our business operations.

Our mineral properties consist of private mineral rights, leases covering state and private lands, leases of patented mining claims and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. If we do not obtain fee title to our unpatented mining claims, there can be no assurance that we will be able to obtain compensation in connection with the forfeiture of such claims.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and development programs.

Our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval, which could delay or prevent a change in corporate control or result in the entrenchment of management or the board of directors, possibly conflicting with the interests of our other stockholders.

Carl and Janet Pescio own approximately 10.0% of our issued and outstanding shares of common stock prior to this offering. In addition to being a major stockholder, Mr. Pescio is a director of Allied Nevada. Because of the Pescios’ major shareholding and Mr. Pescio’s position on our board of directors, the Pescios could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of us or entrenching our management or the board of directors, which could conflict with the interests of our other stockholders and, consequently, could adversely affect the market price of our common stock.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at Allied Nevada. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict at a meeting of the directors of the Company and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Risks Relating to this Offering

Our common stock has a limited trading history and the market price of our shares may fluctuate widely.

Our common stock began trading in May 2007 and there can be no assurance that an active trading market for our common stock will be sustained in the future. We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control including, but not limited to: fluctuations in the price of gold; announcements by us or competitors of significant acquisitions or dispositions; changes in earnings estimates or recommendations by research analysts who track our common stock or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the arrival or departure of key personnel; and overall market fluctuations and general economic conditions. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales of our common stock in the public or private markets could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. As of May 24, 2010, 74,384,968 shares of our common stock were outstanding. We cannot predict the effect, if any, that future sales of our common stock, or the perception that such sales could occur, will have on the trading price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. Our board of directors retains the discretion to change this policy. See “Dividend Policy” in the accompanying prospectus.

Anti-takeover provisions in our organizational documents and under Delaware law could make a third party acquisition of the Company difficult.

Our certificate of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of our board of directors to designate the terms of and issue new series of preferred stock and the ability of our board of directors to amend the bylaws without stockholder approval. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless certain specific requirements are met as set forth in Section 203. Collectively, these provisions could make a third party acquisition of the Company difficult or could discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them.

Our management has broad discretion over the use of the net proceeds it receives in this offering, as well as over the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the offering. The actual amount that we spend in connection with any of the intended use of proceeds may vary significantly. We may use the net proceeds of the offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer. See “Use of Proceeds” for a more detailed description of how our management currently plans to apply the proceeds of this offering.

THE COMPANY

Allied Nevada Gold Corp. is a gold producer that operates the Hycroft Mine and has a large number of prospective exploration claims in the State of Nevada. As announced on April 1, 2010, we have proven and probable mineral reserves of 2.4 million ounces of gold and 32.3 million ounces of internal oxide silver. In addition to the Hycroft Mine, we own the Maverick Springs (a 45% joint venture with Silver Standard Resources Inc.), Mountain View, Hasbrouck, Three Hills and Wildcat projects, the Contact and other Nevada properties previously owned by Vista Gold Inc., the Pony Creek/Elliot Dome property package and the exploration rights to more than 100 other earlier-stage exploration properties. All of these properties are located in the State of Nevada.

Our wholly-owned Hycroft Mine is located 54 miles west of Winnemucca, Nevada. The Hycroft Mine is an open pit, heap leach gold mine that produces silver as a byproduct of the gold recovery process. We propose to mine all currently identified reserves by open pit methods with a typical drill, blast, load and haul cycle from seven pits: the Brimstone, Cut-5, Bay Area, Boneyard, Central, Sulfur and Camel Hill pits. Presently, all ore-grade material placed on the leach pad is run-of-mine. We expect that a mobile crushing unit will be added in the latter half of 2010. Based on our current operating performance and life of mine plans, we believe the Hycroft Mine has achieved full production capacity and we expect annual gold production to be approximately 100,000 ounces in 2010.

Recent Developments

Resource Expansion

On April 1, 2010, we reported an expansion of our mineral reserves and resources. The gold equivalent (“AuEq”) cutoff grade used to estimate reserves and resources was raised to 0.008 ounces per ton (“opt”) for oxide mineralization and 0.018 opt for sulfide mineralization, compared with gold cutoff grades used in our earlier estimate of 0.005 opt and 0.013 opt for oxide and sulfide mineralization, respectively. In April 2010, we calculated reserves and resources using a net smelter return model as compared with a gold only model in our earlier estimate. The net smelter return model considers the contained metal values, mining parameters and expected recoveries for both gold (“Au”) and silver (“Ag”).

On April 1, 2010, we reported that gold proven and probable reserves more than doubled to 2.4 million ounces, compared with 1.1 million ounces under our earlier estimate. Proven and probable silver reserves totaled 32.3 million ounces. We completed the drilling, assaying and metallurgical test work required to convert silver resources to the reserve category.

PROVEN & PROBABLE OXIDE MINERAL RESERVES[1]

		Grade[2] (opt)		Contained Ounces (000’s)

	Tons (000’s)	Au	Ag	Au	Ag
PROVEN & PROBABLE
Proven	145,950	0.014	0.20	2,054	28,668
Probable	31,278	0.012	0.12	390	3,602

Total Proven & Probable	177,228	0.014	0.18	2,444	32,270

1.	Within the designed 0.008 opt resource pit, reserves were reported at a 0.005 opt internal cutoff grade.
2.	Gold equivalent cutoff grades were calculated using a gold price of $800 per ounce and a silver price of $14.00 per ounce, for a gold to silver ratio of 57.14:1.

On April 1, 2010, we also reported that gold and silver measured and indicated resources (inclusive of reserves) for oxide and sulfide mineralization increased 20% to 7.1 million ounces of gold and 57% to 184.2 million ounces of silver. Measured and indicated gold equivalent ounces increased 28% to 10.3 million ounces compared with 8.1 million gold equivalent ounces reported under our earlier estimate.

OXIDE & SULFIDE – MEASURED & INDICATED MINERAL RESOURCES1,2,3,5

(inclusive of reserves)

		Grade[4] (opt)		Contained Ounces (000’s)

	Tons (000’s)	Au	Ag	Au	Ag
MEASURED RESOURCES
Au & Ag Measured	81,210	0.015	0.57	1,243	46,067
Au Measured, Ag Inferred	106,956	0.013	—	1,439	—

Total Measured	188,166	0.014	0.24	2,682	46,067

INDICATED RESOURCES
Au & Ag Indicated	231,947	0.014	0.60	3,319	138,117
Au Indicated, Ag Inferred	90,805	0.012	—	1,077	—

Total Indicated	322,752	0.014	0.43	4,396	138,117

MEASURED & INDICATED RESOURCES
Au & Ag Measured & Indicated	313,158	0.015	0.59	45,612	184,184
Au Measured & Indicated, Ag Inferred	197,760	0.013	—	2,516	—

Total Measured & Indicated	510,918	0.014	0.36	7,078	184,184

1.	This table uses the terms “measured resources” and “indicated resources.” We caution U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Cautionary Note to United States Investors” in this prospectus supplement.
2.	A portion of the gold measured and indicated resource does not currently have sufficient data to report silver measured and indicated resources, and those silver ounces have been included in the inferred category. As such, a zero value grade for silver has been assigned for those tons where only measured and indicated gold ounces have been reported, which negatively affects the average silver grade for measured and indicated resources.
3.	Scott E. Wilson Consulting, Inc. has recommended an ordinary kriging estimate as the preferred method of determining the resource estimate. Inferred resource calculations are based on 25 foot drill hole composites of five foot sample intervals. All estimates are based on a block dimension of 50 feet long x 50 feet wide x 25 feet tall with the estimation parameters determined by variography.
4.	Gold equivalent cutoff grades were calculated using a gold price of $800 per ounce and a silver price of $14.00 per ounce, for a gold to silver ratio of 57.14:1.
5.	A different processing method and plant, and all associated regulatory approvals, are required to recover gold and silver from sulfide mineralization.

Inferred gold resources declined, as expected, to 3.9 million ounces compared with 6.0 million ounces under our earlier estimate. A significant portion of inferred resources were converted to the measured and indicated categories. Inferred silver resources increased to 216.3 million ounces compared with 177.9 million ounces under our earlier estimate. As presented in the table below, a portion of the gold measured and indicated resource did not have sufficient data to report silver measured and indicated resources and those ounces of silver were included in the inferred category.

OXIDE & SULFIDE INFERRED MINERAL RESOURCES1,2,3

	Tons (000’s)	Grade[4] (opt)		Contained Ounces (000’s)
		Au	Ag	Au	Ag
INFERRED RESOURCES
Ag Inferred Resource associated with Measured & Indicated Au	—	—	—	—	58,605
Au & Ag Inferred	279,667	0.014	0.56	3,933	157,683

Total Inferred	279,667	0.014	0.56	3,933	216,288

1.	This table uses the term “inferred resources.” We caution U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable. See “Cautionary Note to United States Investors” in this prospectus supplement.
2.	Scott E. Wilson Consulting, Inc. has recommended an ordinary kriging estimate as the preferred method of determining the resource estimate. Inferred resource calculations are based on 25 foot drill hole composites of five foot sample intervals. All estimates are based on a block dimension of 50 feet long x 50 feet wide x 25 feet tall with the estimation parameters determined by variography.
3.	A different processing method and plant, and all associated regulatory approvals, are required to recover gold and silver from sulfide mineralization.
4.	Gold equivalent cutoff grades were calculated using a gold price of $800 per ounce and a silver price of $14.00 per ounce, for a gold to silver ratio of 57.14:1.

During 2009, we successfully completed the first phase of our infill program, drilling 129 holes totaling 94,314 feet (as of December 31, 2009, we had completed a total of 523 holes totaling 395,607 feet), the results of which have been included in the April 1, 2010 mineral reserve and resource estimate. Our primary goal in pursuing the infill program was achieved by converting a significant portion of the measured, indicated and inferred mineral resources for both oxide and sulfide mineralization through sample collection for ongoing metallurgical testing and improved drill spacing. A focus of our 2010 exploration program, in addition to continued drilling for resource conversion, is to expand the overall resource base at the Hycroft Mine and gather further samples for ongoing metallurgical testing.

All reserve and resource calculations were completed in the first quarter of 2010 and announced on April 1, 2010, and are based on drilling and other work performed as of December 31, 2010. Accordingly, all reserve and resource estimates included in this prospectus supplement reflect our reserves and resources at December 31, 2009, updated as of April 1, 2010.

Scott E. Wilson Consulting, Inc., our independent resource estimate consultant, has supervised the preparation of the reserve and resource estimates and other scientific and technical information contained in this prospectus supplement. Mr. Wilson is a Certified Professional Geologist and member of the American Institute of Professional Geologists in Denver, Colorado, and is a Qualified Person as defined by NI 43-101.

Hycroft Accelerated Mining Plan

On April 5, 2010, we announced our plan to implement an accelerated oxide mining plan at the Hycroft Mine. Under this plan, we expect to increase our mining rate from 25 million tons of material per year to 80 million tons of material per year and to increase our average annual gold production to approximately 250,000 ounces of gold by 2012, with the peak years producing in excess of 300,000 ounces of gold in 2013 and 2014. Average annual silver production is expected to be in excess of one million ounces. Cost of sales per ounce of gold sold, assuming silver as a byproduct credit, is expected to average between $425 and $450 per ounce. The life of mine average strip ratio has declined to 1.15:1 compared with 1.27:1 in the life of mine case presented in the technical report entitled “Technical Report-Allied Nevada Gold Corp., Hycroft Mine, Winnemucca, Nevada, USA” dated May 15, 2009. We may implement further optimization opportunities, such as in pit backfilling and a conveying system, should a review of these opportunities provide positive results.

We anticipate that the total capital required over the life of the mine to implement our accelerated mining plan will be approximately $212 million, as compared to $221 million in capital required over the current life of the mine, if we were to continue mining the 2.4 million ounces of oxide reserves at our current rate. The initial capital of approximately $180 million, expected to be spent over the first three years, is for the inclusion of a larger capacity mining fleet ($128.0 million), leach pad expansions ($20.2 million), mobile crushing units ($13.8 million), the Merrill Crowe Plant ($8.6 million) and modifications to existing infrastructure, such as the process plant, mobile equipment maintenance shop and refinery ($9.4 million). We may elect to purchase the mobile mining fleet with capital lease financing through an equipment manufacturer. See “Use of Proceeds.”

Hycroft Sulfide Scoping Study

On April 5, 2010, we announced the results of a sulfide scoping study prepared by Scott E. Wilson Consulting, Inc., which outlines an initial development scenario for the sulfide resource located directly beneath the oxide resource at the Hycroft Mine. Under this potential development scenario, life of mine production is expected to be 3.3 million ounces of gold and 78.4 million ounces of silver, with average annual production of 275,000 ounces of gold and 6.5 million ounces of silver, and a mine life of approximately 12 years. Average cost of sales per ounce of gold sold, assuming silver as a byproduct credit, is expected to be between $425 and $450 per ounce. The scoping study indicates that, in the opinion of Scott E. Wilson, the sulfide project is economically viable. Sulfide inferred resources do not form part of the scoping study.

The scoping study announced by us on April 5, 2010 relates to the economic potential of the sulfide mineralization at the Hycroft property and is not part of, and should be distinguished from, the current oxide mining operation. The sulfide scoping study is based solely on the measured and indicated sulfide resources defined on the property. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note to United States Investors.” Investors should be cautioned that the scoping study is very preliminary in nature and, accordingly, is subject to a high degree of uncertainty. A preliminary and/or a definitive feasibility study will be required to further evaluate and ascertain project economics.

The scoping study indicates that a large scale bulk tonnage open pit mining operation is the most economic method to extract the sulfide resource while simultaneously mining the oxide ore reserve. We expect that the ore would be processed at either the oxide (heap leach) processing facility or at the sulfide/oxide milling facility. A 30,000 ton per day milling and flotation process facility is suggested by the study, at an estimated capital cost of $260 million, and would be comprised of a primary crusher, semi-autogenous grinding mill, two ball mills and a flotation circuit. On average, it is expected that approximately 1,500 tons of concentrate per day would be produced and shipped off-site for final processing. The annualized mining rate is expected to be approximately 76 million tons, including approximately 29 million tons of ore and approximately 47 million tons of waste.

The scoping study also indicates that the sulfide mineralization contains a high pyrite/marcasite mass, which would produce an exothermic reaction in both a pressure oxidation and smelting plant. This reaction has been shown in similar operations to reduce the energy and fuel required to operate these plants, reducing overall process costs.

We believe that the favorable result of the Hycroft sulfide scoping study warrants the continuation of work and expenditures on the project. We estimate that a feasibility study related to the sulfide measured and indicated resources can be completed in the first half of 2011, and that the estimated total cost to complete the feasibility study, including metallurgical test work, environmental studies, mine and plant engineering work and other ancillary costs, would be approximately $10 million and would be spent over the next 12 to 18 months. See “Use of Proceeds.”

Our expectation is that the oxide and sulfide mineralization would be mined concurrently. As such, we are currently reviewing the benefit of milling oxide material with the intention of improving gold and, more specifically, silver recoveries through metallurgical testing. Should the results of the metallurgical testing result in a positive outcome, we believe that it may be appropriate to consider the addition of a larger milling scenario able to accommodate both oxide and sulfide material. We expect that, based on North American industry average costs, the capital required to build an 80,000 ton per day mill would be approximately $680 million. We expect operating costs to be similar to those presented in the sulfide scoping study case. We believe that, for oxide mineralization, eliminating the costs to produce, transport and oxidize the concentrate would reduce operating costs, to be partially offset by the costs associated with a leaching circuit.

The financial measure “cost of sales per ounce of gold sold” is a non-GAAP measure. We believe the measure, along with sales, to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. Cost of sales per ounce of gold sold does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation of this non-GAAP measure is presented in the table below:

Cost of sales (thousands)	$754,588
Less: Silver revenues (thousands)	$80,864

Cost of sales, net of byproduct credits (thousands)	$673,724
Gold ounces sold	1,506,548
Cost of sales per gold ounce sold	$447.20

USE OF PROCEEDS

We estimate that the net proceeds we receive from the sale of the 13,000,000 shares offered by this prospectus supplement will be approximately Cdn$255.1 million (or approximately Cdn$290.5 million if the over-allotment option is exercised in full), after deducting the underwriting commissions and the estimated expenses of this offering payable by us.

We intend to use the net proceeds to meet our initial capital needs for the first three years of the accelerated mine plan at the Hycroft Mine, for approximately three years of exploration expenditures and to complete a feasibility study related to the sulfide mineralization at the Hycroft property, as set forth below (without giving effect to the exercise of the over-allotment option). See “The Company.”

	Cdn$	US$(1)
	(in millions)
Capital Items related to Hycroft Mine Expansion:
Mobile mine equipment	135.3	128.0
Leach Pad Expansion	21.4	20.2
Merrill Crowe Plant	9.1	8.6
Other capital items (including mobile crushers and truck shop)	24.5	23.2

Exploration Expenditures:
Hycroft Mine exploration	42.3	40.0
Regional exploration	11.9	11.4

Feasibility study	10.6	10.0

Total:	255.1	241.4

(1)	Converted at an exchange rate of $0.9461 per Cdn$1.00, being the Bank of Canada noon buying rate on May 21, 2010.

Mr. Scott Wilson C.P.G., is the Qualified Person under NI 43-101 who has supervised the preparation of the above use of proceeds. Mr. Wilson is independent of the Company.

Our actual use of the net proceeds may vary depending on our operating and capital needs from time to time. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. See “Risk Factors — Risks Relating to this Offering — Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them” in this prospectus supplement.

Pending the use of the proceeds described above, we may invest all or portion of the proceeds of this offering in short-term deposits, including bankers acceptances and short term, high quality, interest bearing corporate, government-issued or government-guaranteed securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents and the consolidated capitalization of the Company as at March 31, 2010, (i) on an actual basis, and (ii) on an as adjusted basis to reflect the sale of 13,000,000 shares of common stock in this offering at the public offering price of $19.87 per share (the U.S. dollar equivalent of the public offering price of Cdn$21.00 per share, converted to U.S. dollars based on the U.S.-Canadian dollar noon buying rate on May 21, 2010 as quoted by the Bank of Canada) and the use of the net proceeds therefrom as described under “Use of Proceeds.” The table should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, which is incorporated herein by reference. See “Incorporation by Reference.”

	As at March 31, 2010
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$85,948	$327,348

Long-term debt	$—	$—

Stockholders’ equity
Common stock, $0.001 par value per share – 100,000,000 shares authorized; 73,917,023 shares issued and outstanding as of March 31, 2010; 86,917,023 shares issued and outstanding after giving effect to this offering (1)	$74	$87
Additional paid-in capital	319,275	560,662
Accumulated deficit	(91,163)	(91,163)

Total stockholders’ equity	$228,186	$469,586

Total capitalization	$228,186	$469,586

(1)	Based on shares of common stock outstanding as of March 31, 2010. This figure excludes 2,300,410 shares of common stock reserved for issuance pursuant to outstanding stock options granted under the Allied Nevada 2007 Stock Option Plan as at March 31, 2010, which are exercisable at a weighted average exercise price of $4.78 per share, 50,115 shares of common stock reserved for issuance pursuant to outstanding stock options granted under the Allied Nevada Special Stock Option Plan as at March 31, 2010, which are exercisable at a weighted average exercise price of $4.60 per share, and 904,767 shares of common stock reserved for issuance pursuant to outstanding restricted stock unit awards granted under the Allied Nevada Restricted Share Plan.

PLAN OF DISTRIBUTION

Pursuant to an Underwriting Agreement dated as of the date hereof, among us and Cormark Securities Inc., GMP Securities L.P., Canaccord Genuity Corp., Dundee Securities Corporation, Desjardins Securities Inc., National Bank Financial Inc. and Dahlman Rose & Company, LLC (collectively, the “underwriters”), we have agreed to sell an aggregate of 13,000,000 shares of common stock to the underwriters, and the underwriters have severally (and not jointly or jointly and severally) agreed to purchase from us such common stock on the closing of the offering in the amount set forth opposite their respective names in the table below:

Underwriter	Number of Shares
Cormark Securities Inc.	4,550,000
GMP Securities L.P.	4,550,000
Canaccord Genuity Corp.	1,950,000
Dundee Securities Inc.	910,000
Desjardins Securities Inc.	390,000
National Bank Financial Inc.	390,000
Dahlman Rose & Company, LLC	260,000

Total	13,000,000

We have also granted the underwriters an over-allotment option exercisable for 30 days from the closing of this offering to purchase up to 1,800,000 shares of common stock, at the public offering price per share, less the underwriting commission. The underwriters may exercise this over-allotment option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this over-allotment option in whole or in part, each will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

The Underwriting Agreement provides that we will pay the underwriters a commission of 6.2% (Cdn$1.302 per share) in consideration of the underwriters’ services in connection with the offering. We have also agreed to pay the reasonable fees and disbursements of the underwriters’ legal counsel. We estimate that expenses for the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commissions, will be approximately Cdn$1.0 million.

The following table shows the per share and total underwriting commissions to be paid to the underwriters by us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of common stock.

	Per Share		Without Option		With Option
Public offering price	Cdn$	21.00	Cdn$	273,000,000	Cdn$	310,800,000
Underwriting commissions	Cdn$	1.302	Cdn$	16,926,000	Cdn$	19,269,600
Proceeds, before expenses, to us	Cdn$	19.698	Cdn$	256,074,000	Cdn$	291,530,400

The offering price and terms of the offering were established through negotiations between us and the underwriters with consideration given to the trading prices of the common stock on the NYSE Amex and the TSX.

We have applied to list the shares of common stock offered hereby on the TSX and on the NYSE Amex. Listing will be subject to fulfillment of all the listing requirements of the TSX and the NYSE Amex (in the case of the TSX, by August 13, 2010).

It is expected that delivery of the common stock will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will not be three business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their common stock prior to the closing date will be required, by virtue of the fact that the common stock will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of common stock who wish to trade their common stock prior to the closing date should consult their own advisors.

The obligations of the underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including, amongst other things, the occurrence of a material adverse change in our affairs. Under certain circumstances, the commitments of a non-defaulting underwriter may be increased. The Underwriting Agreement also provides that the obligations of the underwriters to purchase the common stock included in this offering are subject to approval of legal matters by counsel and other conditions.

The underwriters propose to offer the common stock initially at the offering price on the cover page of this prospectus supplement. After a reasonable effort has been made to sell all of the common stock at the price specified, the underwriters may subsequently reduce the selling price to investors, which selling price may be changed from time to time to an amount not greater than the offering price specified on the cover page of this prospectus supplement in order to sell any common stock that remains unsold. Any such reduction shall not affect the proceeds received by us.

Subscriptions for the common stock will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The offering will be made concurrently in all of the provinces of Canada other than Quebec pursuant to a prospectus filed with the securities regulatory authorities of such provinces, upon us having obtained the required receipts therefore. The common stock will be offered in Canada and the United States through the underwriters either directly or, if applicable, through their respective registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the common stock outside of Canada and the United States.

Under the Underwriting Agreement, we have agreed that, for a period 90 days following the closing date of the offering, we will not, directly or indirectly, without the prior written consent of Cormark Securities Inc. and GMP Securities L.P., on behalf of the underwriters, issue or announce any offer, sale or other issuance of any common stock or other securities of the Company convertible or exercisable into common stock or agree to do so, other than (i) for purposes of directors’, officers’ or employee stock options, or other equity issuance or incentive plans in existence as of the date of the Underwriting Agreement or adopted by our Board of Directors, including employee stock purchase plan deductions, (ii) to satisfy other outstanding convertible securities or rights issued as of the date of the Underwriting Agreement or (iii) the issuance of securities in connection with property or share acquisitions.

The Underwriting Agreement also provides that we will indemnify the underwriters and/or any of their respective affiliates, the respective directors, officers, employees and agents thereof and each person who controls any such underwriter within the meaning of the Securities Act, against certain liabilities and expenses including liabilities under the Securities Act and applicable Canadian securities legislation, or contribute to payments the underwriters may be required to make in respect of those liabilities.

Pursuant to policy statements of certain Canadian securities regulators, the underwriters may not, throughout the period of distribution, bid for or purchase our common stock. The policy statements allow certain exceptions to the foregoing prohibitions. The underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common stock. These exceptions include a bid or purchase permitted under the Universal Market

Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

Subject to the rules of the market place being traded on, in connection with the offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and purchasing common stock on the open market to cover positions created by short sales. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a short position, they will purchase common stock in the open market to cover the position or exercise the over-allotment option.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, and applicable Canadian securities laws, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock as part of this offering to repay the underwriting commission received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the TSX or the NYSE Amex, in the over-the-counter market or otherwise.

From time to time, certain of the underwriters or their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities described in this prospectus supplement may be made to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the lead underwriters for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of us or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Notice to prospective investors in France

Neither this prospectus supplement nor any other offering material relating to the securities offered hereby has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the common stock offered hereby has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

COMMON STOCK MARKET DATA

Our common stock is listed on the NYSE Amex and the TSX under the symbol “ANV.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the NYSE Amex and TSX.

	NYSE Amex ($)		Toronto Stock Exchange (Cdn$)
	High	Low	High	Low
2010 1st Quarter	16.76	11.57	16.87	13.00
2nd Quarter (through May 24, 2010)	22.92	15.50	23.29	16.00
2009 1st Quarter	5.98	3.42	7.55	4.28
2nd Quarter	8.92	5.29	10.15	6.34
3rd Quarter	10.07	7.27	10.50	8.70
4th Quarter	15.40	8.90	15.90	9.89
2008 1st Quarter	7.10	6.08	6.90	4.30
2nd Quarter	6.70	4.67	6.90	4.37
3rd Quarter	6.62	3.67	6.79	4.08
4th Quarter	5.77	1.61	6.15	2.06
2007 2nd Quarter (commencing May 10, 2007)	6.06	4.00	6.50	4.20
3rd Quarter	6.15	3.80	6.39	4.09
4th Quarter	9.85	4.84	8.80	4.85

On May 24, 2010, the closing price for our common stock was $18.28 per share on the NYSE Amex and on May 21, 2010, the closing price for our common stock was Cdn$18.49 per share on the TSX.

DESCRIPTION OF SECURITIES

As of the date of this prospectus supplement, our authorized capital stock consists of: (a) 100,000,000 shares of common stock, $0.001 par value; and (b) 10,000,000 shares of undesignated preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of May 24, 2010, there were 74,384,968 shares of common stock issued and outstanding. Our common stock is traded on the NYSE Amex and the TSX under the symbol “ANV.”

The following description summarizes the material terms of our common stock. This summary is, however, subject to the provisions of our certificate of incorporation and bylaws. For greater detail please refer to our certificate of incorporation and bylaws. See “Where You Can Find More Information” in this prospectus supplement.

The holders of our common stock have the following rights, privileges, restrictions and conditions:

(a) right to notice of, to attend and to vote at meetings of stockholders and each share has the right to one vote per share at such meetings;

(b) right to receive dividends as and when declared on the shares subject to the satisfaction of rights of holders of our preferred shares; and

(c) right to receive our remaining property and assets in the event of our liquidation, dissolution or winding-up subject to the satisfaction of rights of holders of our preferred shares.

Directors will be elected by a plurality vote of the shares represented in person or by proxy. Other matters to be voted on by our stockholders must be approved by a majority of the votes cast on the matter by the holders of our common stock represented in person or by proxy.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general summary of certain material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our common stock for non-U.S. Holders, as defined below, who acquire such common stock in this offering. This summary deals only with persons or entities who purchase and hold our common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, and other financial institutions; dealers in securities or foreign currencies; regulated investment companies; traders in securities that mark to market; U.S. expatriates or former long-term residents of the U.S.; persons holding common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding our common stock as a result of a constructive sale; persons who hold, directly or constructively, more than 5% of our common stock, or entities that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships. This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws. Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with aspects of this summary, and its determination may be upheld by a court.

This summary is based on the Code, Treasury regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Treaty”), in each case, as in effect and available as of the date of this offering. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

A “non-U.S. Holder” means any beneficial owner of our common stock other than an individual who is a citizen or resident of the U.S.; a corporation (or other entity taxable as a corporation) organized under the laws of the U.S., any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has an election in effect under U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership holds our common stock, the tax treatment of the partners and the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor.

Prospective purchasers should consult their own tax advisors as to the specific tax consequences of the acquisition, ownership and disposition of our common stock to them under applicable U.S. federal, state, local and foreign laws and the effect of possible changes in such tax laws.

United States Federal Income Tax Consequences of the Ownership of Common Stock

Dividends

The gross amount of any distributions paid by Allied Nevada to its shareholders with respect to our common stock will be treated first as dividends to the extent that Allied Nevada has current or accumulated earnings and profits (determined under U.S. federal income tax principles), then by the shareholder as return of capital to the extent of the shareholder’s adjusted basis in its common stock and thereafter as gain from the sale or exchange of the shareholder’s common stock.

Except to the extent such dividends are effectively connected with the conduct of a trade or business in the United States, any dividends paid to a non-U.S. Holder with respect to our common stock will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or other applicable form). For persons eligible for benefits under the Treaty, the current Treaty rate applicable to dividend income is 15% (reduced to 5% where a corporate recipient owns 10% or more of the paying corporation’s voting stock). If the non-U.S. Holder provides us with a properly executed IRS Form W-8ECI, dividends that are effectively connected with the conduct of a trade or business within the U.S. and includible in the non-U.S. Holder’s gross income will not be subject to the withholding tax, but instead will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates.

Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a non-U.S. Holder is eligible for an exemption from, or a reduced rate of, U.S. withholding tax pursuant to an income tax treaty, it may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Exchange of Common Stock

In general, a non-U.S. Holder of our common stock will not be subject to U.S. federal income tax on gain recognized from a sale, exchange, or other taxable disposition of such common stock, unless:

•

the gain is effectively connected with a U.S. trade or business carried on by the non-U.S. Holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of common stock; provided, that as long as our common stock is regularly traded on an established securities market as described in the Treasury regulations (the “Regularly Traded Condition”), a non-U.S. Holder would not be subject to taxation under this rule if the non-U.S. Holder has not owned (taking into account certain attribution rules) more than 5% of our common stock at any time during such 5-year or shorter period.

Generally, with respect to the third bullet point, a “USRPHC” is defined as a domestic corporation in which the fair market value of the U.S. real property interests (“USRPI”) owned by such corporation equals or exceeds fifty percent of the sum of the fair market values of (a) the USRPIs owned by such corporation, (b) the foreign real estate owned by such corporation, and (c) the other trade or business assets used or held by such corporation. A “USRPI” is defined broadly as any interest, other than solely as a creditor, in either (1) real property located in the U.S. or (2) a corporation that meets the definition of a USRPHC. We believe that we are currently, have been during one or more of the past 5 years and may be in one or more future years, a USRPHC for U.S. federal income tax purposes. There can be no assurance that the common stock will meet the Regularly Traded Condition at the time a non-U.S. Holder purchases common stock or sells, exchanges or otherwise disposes of such common stock. If we are a USRPHC, a non-U.S. Holder will be taxed as if the gain or loss were effectively connected with the conduct of a U.S. trade or business, taxable under regular graduated U.S. federal income tax rates in the event that (1) it owns more than 5% of our common stock at any time during the relevant period or (2) the Regulatory Traded Condition is not satisfied during the relevant period. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences if we have been, are or will be a USRPHC.

If a non-U.S. Holder is an individual described in the first bullet point above, he or she will be subject to tax on the net gain derived from the sale or other taxable disposition of our common stock under regular graduated U.S. federal income tax rates. If a non-U.S. Holder is a foreign corporation described in the first bullet point above, it will be subject to tax on its net gain from such a sale or other taxable disposition generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. If a non-U.S. Holder is an individual described in the second bullet point above, such holder will be subject to tax at a rate of 30% (or subject to any exemption or lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition of our common stock even though such holder is not considered a resident of the U.S. The amount of such gain may be offset by the non-U.S. Holder’s U.S. source capital losses.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. Holders the amount of dividends paid on our common stock to non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. Holder will not be subject to backup withholding (currently at a rate of 28% and expected to increase to 31% in 2011) with respect to payments of dividends that we make, provided we receive a statement meeting certain requirements to the effect that the non-U.S. Holder is not a U.S. person and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (1) the non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN) or (2) a financial institution holding the instrument on behalf of the non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes us or our paying agent with a copy of the statement. In addition, a non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Backup Withholding for Payments to Foreign Accounts and Certain Foreign Entities

Newly enacted legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Department of the Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2012. Prospective purchasers should consult their own tax advisors regarding this legislation.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on our behalf by Dorsey & Whitney LLP, with respect to matters of United States law, and Cassels Brock and Blackwell LLP, with respect to matters of Canadian law, and on behalf of the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law, and Wildeboer Dellelce LLP, with respect to matters of Canadian law.

EXPERTS

Our financial statements for the fiscal year ended December 31, 2009 have been incorporated by reference herein and have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

Much of the technical information with respect to the Hycroft Mine included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is derived from the reports of Scott E. Wilson Consulting, Inc. and has been included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference upon the authority of that company as an expert with respect to the matters covered by the report.

With the exception of Cassels Brock and Blackwell LLP, no expert or counsel named in this prospectus supplement as having prepared or certified any part of this prospectus supplement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company or any of its subsidiaries. Cameron Mingay is a partner at Cassels Brock and Blackwell LLP as well as a director of the Company. Mr. Mingay is the beneficial owner of 50,000 shares of common stock of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company at its principal office in Denver, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also inspect the documents described herein at our principal executive offices, 9790 Gateway Drive, Suite 200, Reno, Nevada 89521, during normal business hours.

In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces and territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval at http://www.sedar.com, which is commonly known by the acronym “SEDAR,” the Canadian equivalent to the SEC’s Edgar system.

Information about us is also available at our website at http://www.alliednevada.com. However, the information in our website is not a part of this prospectus supplement and is not incorporated by reference into this prospectus supplement.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file subsequently with the SEC will automatically update and supersede this prospectus supplement. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the filing of this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 12, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 as filed on May 10, 2010;

•	Our Proxy Statement on Schedule 14A filed on May 19, 2010;

•

The description of our common stock contained in our Registration Statement on Form 10 filed on January 12, 2007, including any amendments or reports filed for the purpose of updating such description; and

•	Our Current Reports on Form 8-K filed on April 5, 2010 (relating to the retirement of James M. Doyle), May 7, 2010, May 14, 2010 and May 17, 2010.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of any or all of such documents that are incorporated by reference but not delivered with the prospectus supplement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates). Written or oral requests should be directed to:

Allied Nevada Gold Corp.

9790 Gateway Drive

Suite 200

Reno, NV 89521

(775) 358-4455

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document, all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any subsequently filed document that is incorporated by reference modifies or supersedes such statement. The making of a modified or superseded statement shall not be deemed an admission that the modified or superseded statement, when made, constituted an untrue statement of a material fact or an ommission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

Common Stock

Warrants

We may offer to sell, from time to time in one or more offerings:

•	common stock; and

•	warrants to purchase common stock.

We may offer any combination of these securities in one or more offerings on terms to be determined at the time of sale. We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

This prospectus provides you with a general description of the securities we may offer. Each time we sell our securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering, including the initial offering price to the public. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities.

Our common stock is quoted on the NYSE Amex and on the Toronto Stock Exchange under the symbol “ANV.” On May 11, 2010 the last reported sale price for our common stock on each exchange was $21.42 and Cdn $22.05 per share, respectively.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and applicable fees, commissions or discounts.

The date of this prospectus is May 12, 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. Under this registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any prospectus supplement, the terms “we,” “us,” “our,” “Allied” and “the Company” refer to Allied Nevada Gold Corp, a Delaware corporation, and its subsidiaries (unless the context indicates another meaning).

THE COMPANY

Allied Nevada Gold Corp. is primarily a gold producer which operates the Hycroft Mine and has a large number of prospective exploration claims in the State of Nevada. As announced on April 01, 2010, Allied Nevada had Proven and Probable Mineral Reserves of 2.4 million ounces of gold and 32.3 million ounces of silver. We own the Hycroft Mine, the Maverick Springs (a 45% joint venture with Silver Standard Resources Inc.), Mountain View, Hasbrouck, Three Hills and Wildcat projects, the Contact and other Nevada properties previously owned by Vista Gold Inc., the Pony Creek/Elliot Dome property package and the exploration rights to more than a hundred other earlier-stage exploration properties. All of these properties are located in the state of Nevada.

We operate the wholly-owned Hycroft Mine, which is located 54 miles west of Winnemucca, Nevada. The Hycroft Mine is an open pit, heap leach gold mine that is expected to produce silver as a byproduct of the gold recovery process. All currently identified ore reserves will be mined by open pit methods with a typical drill, blast, load, and haul cycle from seven pits; the Brimstone, the Cut- 5, Bay Area, Boneyard, Central, Sulfur and camel pits. Presently, all ore-grade material placed on the leach pad will be run-of-mine and a mobile crushing unit will be added in the latter half of 2010. Based on current operating performance and life of mine plans, we believe the Hycroft Mine has achieved full production capacity and expect annual gold production to be approximately 100,000 ounces in 2010.

We intend to implement plans to accelerate mining of oxide mineralization at Hycroft from 25 million tons of material per year to 80 million tons of material. This accelerated plan assumes an average mining rate of 80 million tons per year will be achieved by 2012, and includes 37 million tons of ore and 43 million tons of waste with approximately 30% of the ore being crushed. We expect that this accelerated mining rate would be phased in over the next two years, with production increasing from approximately 100,000 ounces in 2010 to over 250,000 ounces of gold in 2012 and peaking at over 300,000 ounces in each of 2013 and 2014. We expect average annual silver production to be in excess of 1 million ounces. We believe the current oxide reserve is sufficient to support this mining rate until 2015, and that mine life may be extended through ongoing exploration.

We believe that the total capital required, over the life of the mine, to implement our accelerated mining plan will be approximately $212 million, as compared to $221 million in capital required over the current life of the mine, if we were to continue mining the 2.4 million ounces of oxide reserves at our current rate. The initial capital of approximately $180 million, spent over the first three years, is for the inclusion of a larger capacity mining fleet ($130 million), leach pad expansions ($20 million), mobile crushing units ($14 million) and modifications to existing infrastructure such as the process plant, mobile equipment maintenance shop and refinery ($12 million). The mobile mining fleet may be purchased with capital lease financing through the equipment manufacturer.

In addition to operating the Hycroft Mine, Allied Nevada is engaged in the evaluation, acquisition, exploration and advancement of gold exploration and development projects in the State of Nevada. Management continues to seek opportunities to improve the value of the gold projects that we own or control through exploration drilling, introducing technological innovations, potential joint venture partners and developing properties into operating mines. We expect that emphasis on gold project acquisition and development will continue in the future.

Allied Nevada’s executive offices are located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521 and its phone number is (775) 358-4455.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” in our annual report on Form 10-K filed with the SEC on March 12, 2010, which is incorporated by reference into this prospectus and the applicable prospectus supplement, as the same may be updated from time to time by our future filings under the Exchange Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included herein or incorporated by reference, that address activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements, including but not limited to such things as future business strategy, plans and goals, competitive strengths, expansion expectations (including with respect to Hycroft) and growth of our business, expectations regarding the purchase and installation of equipment for the proposed crushing system and the anticipated benefits of such system, the availability of outside contractors, results of exploration drilling programs at Hycroft, current estimates of gold oxide mineralized material, potential for upgrading and expanding oxide gold and silver mineralized material and extension of life of the oxide project, results of evaluation of underlying sulphide mineralization at Hycroft, future gold and silver prices, production, sales and cost of sales, expectations regarding fuel prices, availability and timing of capital, anticipated cash flows, estimated completion dates, operations, proven or probable reserves, mineralized material, timing and amount of capital and exploration expenditures and capital requirements, expectations regarding gold recovery, expectations regarding acceleration of mine rate and production improvements, and cash operating costs.

The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	Business-related risks including:

•	Risks related to our limited operating history;

•	Risks relating to the operation of the Hycroft Mine including:

•	uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities;

•	risks of shortages of equipment or supplies; and

•	risks of inability to maintain production volume or manage cost increases;

•	Risks that our acquisition, exploration and evaluation activities will not be commercially successful;

•	Risks relating to fluctuations in the price of gold and silver;

•	The inherently hazardous nature of mining activities;

•	Uncertainties concerning estimates of reserves and mineralized material;

•	Uncertainty of being able to raise additional capital on favorable terms or at all;

•	Risks relating to intense competition within the mining industry;

•	Potential effects on our operations of U.S. federal and state governmental regulation, including environmental regulation and permitting requirements;

•	Risks of significant cost increases;

•	Uncertainties concerning availability of equipment and supplies;

•	Risks that we may lose key personnel or fail to attract and retain personnel;

•	Risks that we may experience difficulty in managing our growth;

•	Potential challenges to title in our mineral properties;

•	Risks that our principal stockholders will be able to exert significant influence over matters submitted to stockholders for approval; and

•	Risks related to the heap leaching process, including but not limited to gold recovery rates, gold extraction rates, and the grades of ore placed on our leach pads.

•	Risks related to our common stock, including:

•	Potential volatility in the trading price and volume of our common stock;

•	Risks inherent in accurately valuing our common stock; and

•	Potential adverse effect of future sales of our common stock on the trading price of our common stock.

For a more detailed discussion of such risks and other important factors that could cause actual result to differ materially from those in such forward-looking statements, please see those factors discussed in this prospectus and other filings with the SEC. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All references to “dollars” or “$” are to United States dollars and all references to “Cdn$” are to Canadian dollars. United States dollar equivalents of Canadian dollar figures are based on the noon buying rate for Canadian dollars for the Bank of Canada on the applicable date.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This Prospectus uses the terms “Measured Mineral Resources” and “Indicated Mineral Resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

This Prospectus uses the term “Inferred Mineral Resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

DIVIDEND POLICY

We have never paid dividends. While any future dividends will be determined by our directors after consideration of our earnings, financial condition, and other relevant factors, it is currently expected that available cash resources will be utilized in connection with the ongoing acquisition, exploration and evaluation programs and development projects of Allied Nevada.

USE OF PROCEEDS

Except as may be described in any prospectus supplement, we will retain broad discretion over the use of the net proceeds to us from the sale of our securities under this prospectus. Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes, which may include providing working capital or funding capital expenditures.

We will set forth in the applicable prospectus supplement our intended use for the net proceeds from the sale of any securities.

PLAN OF DISTRIBUTION

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. We may distribute the securities from time to time in one or more transactions:

•	at fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

A prospectus supplement or supplements will describe the terms of the offering, including the following information:

•	the names of any underwriters or agents;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE Amex or otherwise and, if commenced, may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of (a) 100,000,000 shares of common stock, $0.001 par value; and (b) 10,000,000 shares of undesignated preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of May 4, 2010, there were approximately 74,365,027 shares of common stock issued and outstanding. Our common stock is traded on the NYSE Amex and the Toronto Stock Exchange under the symbol “ANV”.

The following description summarizes the material terms of our common stock. This summary is, however, subject to the provisions of our certificate of incorporation and bylaws. For greater detail please refer to our certificate of incorporation and bylaws.

Common Stock

The holders of Allied Nevada common stock have the following rights, privileges, restrictions and conditions:

(a) right to notice of, to attend and to vote at meetings of Allied Nevada Shareholders and each Allied Nevada Share has the right to one vote per Allied Nevada Share;

(b) right to receive dividends as and when declared on the Allied Nevada Shares subject to the satisfaction of rights of holders of preferred shares of Allied Nevada; and

(c) right to receive the remaining property and assets of Allied Nevada in the event of liquidation, dissolution or winding-up of Allied Nevada subject to the satisfaction of rights of holders of preferred shares of Allied Nevada.

Directors will be elected by a plurality vote of the shares represented in person or by proxy. Other matters to be voted on by our stockholders must be approved by a majority of the votes cast on the matter by the holders of our common stock represented in person or by proxy.

Warrants

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with our common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants. The warrant agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

The prospectus supplement relating to a particular series of warrants to purchase our common stock will describe the terms of the warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of warrants;

•	the designation and terms of the common stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of shares of common stock that may be purchased upon exercise of a warrant and the exercise price for the warrants;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	the antidilution provisions of the warrants, if any;

•	the redemption or call provisions, if any, applicable to the warrants;

•	any provisions with respect to holder’s right to require us to repurchase the warrants upon a change in control or similar event; and

•	any additional terms of the warrants, including procedures, and limitations relating to the exchange, exercise and settlement of the warrants.

Holders of warrants will not be entitled:

•	to vote, consent or receive dividends;

•	receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter; or

•	exercise any rights as stockholders of Allied Nevada.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2009 have been incorporated by reference herein and in the registration statement and have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

Much of the information with respect to the Hycroft Mine and our other properties included in this prospectus is derived from the reports of Scott E. Wilson Consulting, Inc. and has been included in this prospectus upon the authority of that company, an expert with respect to the matters covered by the report.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at http://www.alliednevada.com and the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 12, 2010;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010 filed on May 10, 2010;

•	Our Registration Statement on Form 10 filed on January 12, 2007, including any amendments or reports filed for the purpose of updating such description; and

•	Our Current Reports on Form 8-K filed on April 5, 2010 (relating to the retirement of Jamus M. Doyle) and May 7, 2010.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Allied Nevada Gold Corp.

9790 Gateway Drive

Suite 200

Reno, NV 89521

(775) 358-4455

We also incorporate by reference in this prospectus any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that may be offered by this prospectus. However, we are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) of Form 8-K.

This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus. You should rely only on the information contained in this prospectus and in the documents that we have incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities described in this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

ALLIED NEVADA GOLD CORP.

13,000,000 Shares

Common Stock

PROSPECTUS

May 25, 2010